Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-180163 and No. 333-204739) on Form S-8 of Costco Wholesale Corporation of our report dated June 28, 2022, relating to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplementary information as of December 31, 2021, appearing in this Annual Report on Form 11-K of the Costco 401(k) Retirement Plan for the year ended December 31, 2021.

/s/ Moss Adams LLP

Seattle, Washington
June 28, 2022